Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York 10038

May 17, 2007	Nicole M. Runyan Direct Dial 212.806.6443 Direct Fax 212.806.7143 nrunyan@stroock.com

Nicole M. Runyan

The Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ms. Sheila Stout

Re:	The Swiss Helvetia Fund--Registration Statement on Form N-2 (File Nos: 333-141652; 811-5128)

Ladies and Gentlemen:

Pursuant to certain telephone conversations with Ms. Sheila Stout of the staff of the Securities and Exchange Commission (the “Commission”) on May 16-17, 2007 regarding Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (the “Registration Statement”) of The Swiss Helvetia Fund, Inc., filed with the Commission on May 16, 2007 (the “Amendment”), the expense example (the “Example”) contained in the prospectus has been revised. The Example, as filed in the Amendment, assumed a 10% annual return throughout the periods, as follows:

                                         1 Year     3 Years    5 Years   10 Years
                                         ------     -------    -------   --------
Total Expenses Incurred                    $48        $77       $112       $229

The Example has been revised, to assume a 5% annual return throughout the periods, as follows:

                                         1 Year     3 Years    5 Years   10 Years
                                         ------     -------    -------   --------
Total Expenses Incurred                    $48        $73       $102      $181

The Fund will include the revised Example in the definitive version of its prospectus to be filed pursuant to Rule 497 under the Securities Act of 1933, as amended, after the Registration Statement has been declared effective by the Commission. The Fund and UBS Securities, LLC, the dealer manager for the Fund’s rights offering, have each filed acceleration requests with the Commission seeking an effective date for the Registration Statement of 4:00 p.m. on May 18, 2007, or as soon thereafter as is practicable.

Should members of the Staff have any questions they should call the undersigned at 212.806.6443.

Very truly yours,

/s/ Nicole M. Runyan
Nicole M. Runyan